Exhibit 99.1

NIO Inc. Provides April 2023 Delivery Update

•         NIO delivered 6,658 vehicles in April 2023, increasing by 31.2% year-over-year

•         NIO started the delivery ramp-up of the EC7 in late April 2023

•         NIO delivered 37,699 vehicles year-to-date in 2023, increasing by 22.2% year-over-year

•         Cumulative deliveries of NIO vehicles reached 327,255 as of April 30, 2023

SHANGHAI, China, May 01, 2023 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its April 2023 delivery results.

NIO delivered 6,658 vehicles in April 2023, representing an increase of 31.2% year-over-year. The deliveries consisted of 1,713 premium smart electric SUVs, and 4,945 premium smart electric sedans. Cumulative deliveries of NIO vehicles reached 327,255 as of April 30, 2023.

In April 2023, the majority of deliveries were attributable to ET5 and ES7, while NIO has been upgrading its product offerings from NIO Technology 1.0 (NT1.0) to NIO Technology 2.0 (NT2.0).

In late April 2023, NIO started to steadily ramp up the production and delivery of the EC7, a five-seater smart electric flagship coupe SUV from NT2.0.

On April 18, 2023, NIO debuted the All-New ES6, a smart electric all-round SUV, at the Shanghai Auto Show. Derived from NT2.0, the All-New ES6 will bring user experiences beyond expectations in terms of design, performance, comfort, intelligence, safety, and sustainability. NIO expects to officially launch the All-New ES6 and commence deliveries in May 2023.

The All-New ES8, a smart electric flagship SUV based on NT2.0 that was launched at NIO Day 2022, is expected to commence deliveries in June 2023.

At the Shanghai Auto Show, NIO also launched the 2023 ET7, a smart electric flagship sedan based on NT2.0. The 2023 ET7 boasts more than 15 product upgrades, providing users with a more comfortable driving and riding experience, a more refined interior and a more intuitive digital experience. Deliveries of the 2023 ET7 will start in May 2023.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7 (or EL7), ES6, EC7, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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